Exhibit 4.9

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

SMART Global Holdings, Inc. (“SMART,” “we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our ordinary shares.

DESCRIPTION OF SHARE CAPITAL

The following summary of the terms of our share capital is not meant to be complete and is qualified by reference to our amended and restated memorandum and articles of association, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein.

General

Our amended and restated memorandum and articles of association authorize the issuance of up to 200,000,000 ordinary shares and 30,000,000 preferred shares. As of October 18, 2019, 23,746,664 ordinary shares were issued and outstanding and held of record by 83 shareholders. In addition, 2,297,758 ordinary shares were subject to options outstanding as of August 30, 2019, with a weighted-average exercise price of approximately $30.65 per share, and 1,078,218 restricted stock units were outstanding as of August 30, 2019.

We are incorporated as an exempted company with limited liability under Cayman Islands law and our affairs are governed by the provisions of our amended and restated memorandum and articles of association, as amended and restated from time to time, and by the provisions of the Companies Law. A Cayman Islands company qualifies for exempted status if its operations will be conducted mainly outside of the Cayman Islands. Exempted companies are exempted from complying with certain provisions of the Companies Law. An exempted company is not required under the Companies Law to obtain prior approval for registration or to hold an annual general meeting, and the annual return that must be filed with the Registrar of Companies in the Cayman Islands is considerably more simple than for non-exempted Cayman Islands companies. Names of shareholders are not required to be filed with the Registrar of Companies in the Cayman Islands. While there are currently no forms of direct taxation, withholding or capital gains tax in the Cayman Islands, an exempted company is entitled to apply for a tax exemption certificate from the Governor in Cabinet, which provides written confirmation that, among other things, should the laws of the Cayman Islands change, the company will not be subject to taxes for the period during which the certificate is valid (usually 20 years).

 Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. The ordinary shares are issued in registered form. Our ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Voting Rights

Each shareholder is entitled to one vote for each ordinary share on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any shareholders’ meeting is by way of a poll.

A quorum required for a general meeting of shareholders consists of one or more holders of shares present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative) together holding (or representing by proxy) not less than a majority of the total voting power of all shares outstanding and entitled to vote. General meetings of our shareholders are held annually and may be convened by our board of directors on its own initiative. Extraordinary meetings of our shareholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; however, so long as Silver Lake (defined to include investment funds affiliated with Silver Lake Partners and Silver Lake Sumeru) owns at least 40% of our outstanding ordinary shares, extraordinary meetings of our shareholders will also be called by the board of directors at the request of either Silver Lake Partners or Silver Lake Sumeru. Advance notice to shareholders of at least 14 calendar days is required for the convening of any annual general meeting or other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than 75% of the votes cast. Under the Companies Law, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, reduction of share capital, change of name, or voluntary winding up the company.

If at any time, our issued share capital is divided into separate classes of shares, the rights attaching to any class may be varied, modified or abrogated with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class at which a quorum is present. The quorum applicable to such separate meeting is at least one person holding or representing by proxy at least one-third of the par value of the issued shares of the class.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares in accordance with the Companies Law and our amended and restated memorandum and articles of association. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Register of Members

Under Cayman Islands law, we must keep a register of members and include the following items:

•	the names and addresses of the members, a statement of the shares held by each member and the amount paid or agreed to be considered as paid on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set forth therein (i.e., the register will raise a presumption of fact on the matters referred to above unless rebutted), and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of our IPO, the register of members was updated to reflect the shares issued in connection with our IPO. The shareholders recorded in the register of members were deemed to have legal title to the shares set against their names upon the update to the register of members. If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in updating the register for any person that has ceased to be a member of our company, such aggrieved person or member (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or, if satisfied with the justice of the case, order the register be rectified.

Undesignated Preferred Shares

Pursuant to our amended and restated memorandum and articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 30,000,000 preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders, any or all of which may be greater than the rights of the ordinary shares.

 Registration Rights Agreement

See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” in our Definitive Proxy Statement on Schedule 14A filed on December 15, 2017 for a description of the Registration Rights Agreement entered into with Silver Lake, certain entities affiliated with Mr. Ajay Shah, certain entities affiliated with Mr. Mukesh Patel, the Warrant Holders named therein and certain of our executive officers.

 Sponsor Shareholder Agreement

Pursuant to our Sponsor Shareholder Agreement, we may not take certain actions specified in the Sponsor Shareholder Agreement without the consent of Silver Lake. Please see “Certain Relationships and Related Party Transactions—Sponsor Shareholder Agreement” in our Definitive Proxy Statement on Schedule 14A filed on December 15, 2017.

Anti-Takeover Provisions of our Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders might otherwise view as favorable and are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for our ordinary shares.

Classified Board of Directors

Our amended and restated memorandum and articles of association provide that our board of directors is classified into three classes of directors with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for shareholders to replace a majority of the directors on a classified board of directors.

Breaches of Fiduciary Duty

To the maximum extent permitted under Cayman Islands law, our amended and restated memorandum and articles of association indemnifies our directors against any personal liability of our directors for breaches of fiduciary duty.

Removal of Directors

Our amended and restated memorandum and articles of association provides that directors may be removed with or without cause upon the affirmative vote of a majority of our outstanding ordinary shares, so long as Silver Lake collectively owns at least 40% of our outstanding ordinary shares; however, at any time when Silver Lake collectively owns less than 40% of our outstanding ordinary shares, directors may only be removed for cause, and only by the affirmative vote of holders of at least 75% of our outstanding ordinary shares.

Vacancies

In addition, our amended and restated memorandum and articles of association also provides that any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the affirmative vote of a majority of our outstanding ordinary shares, so long as Silver Lake collectively owns at least 40% of our outstanding ordinary shares; however, at any time when Silver Lake collectively owns less than 40% of our outstanding ordinary shares, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may be filled only by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the shareholders). Our amended and restated memorandum and articles of association provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when Silver Lake collectively owns at least 40% of our outstanding ordinary shares, by the affirmative vote of a majority of our outstanding ordinary shares.

Board Quorum

Our amended and restated memorandum and articles of association provides that at any meeting of the board of directors, a majority of the total number of directors then in office constitutes a quorum for all purposes; however, so long as there is at least one Silver Lake director on the board, a quorum shall also require at least one Silver Lake director for all purposes. If any such required Silver Lake director fails to appear at a meeting of the board of directors, and such meeting is adjourned with proper notice and postponed with no change to the agenda, and such Silver Lake director again fails to appear at such postponed meeting, a majority of the total number of directors then in office without such Silver Lake director constitutes a quorum for all purposes.

Shareholder Action by Written Consent

Our amended and restated memorandum and articles of association provide that any action required to be taken at any annual or extraordinary meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if, in the case of an ordinary resolution, a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding ordinary shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of our outstanding ordinary shares were present and voted, or in the case of a special resolution by all holders of ordinary shares having the right to vote, unless our amended and restated memorandum and articles of association provides otherwise, so long as Silver Lake collectively owns at least 40% of our outstanding ordinary shares. Our amended and restated memorandum and articles of association will preclude shareholder action by written consent at any time when Silver Lake collectively owns less than 40% of our outstanding ordinary shares, provided that shareholders may always act by a unanimous written resolution.

Extraordinary Shareholder Meetings

Our amended and restated memorandum and articles of association limits the ability of shareholders to requisition and convene general meetings of shareholders and provides that extraordinary meetings of our shareholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; however, so long as Silver Lake collectively owns at least 40% of our outstanding ordinary shares, extraordinary meetings of our shareholders may also be called by the board of directors at the request of either Silver Lake Partners or Silver Lake Sumeru.

Supermajority Provisions

Cayman Islands law and our amended and restated memorandum and articles of association provide that the affirmative vote of at least 75% of our outstanding ordinary shares attending and voting at a general meeting or a unanimous written resolution is required to amend our amended and restated memorandum and articles of association.

The combination of the foregoing provisions will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Comparison of Cayman Islands Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Companies Law allows for mergers or consolidations between two or more Cayman Islands companies, or between one or more Cayman Islands companies and one or more companies incorporated in another jurisdiction (provided that is permitted or not prohibited by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (i) a special resolution of the shareholders of each company; or (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. A shareholder may have the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company if a copy of the plan of merger is given to every member of such subsidiary company unless a member agrees otherwise. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in paragraph (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (v) if the company and the shareholder fail to agree a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands, provided such judgment:

•	is given by a competent foreign court;

•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

Limitations on Liability and Indemnification Matters

As we are a Cayman Islands exempted company, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of our directors and officers. Although the Companies Law does not specifically restrict a Cayman Islands exempted company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there had been actual fraud, willful default or reckless disregard on the part of the director or officer in question.

Our amended and restated memorandum and articles of association provide that each of our directors, agents or officers shall be indemnified out of our assets against any liability incurred by them as a result of any act or failure to act in carrying out their functions other than such liability, if any, that they may incur by their own actual fraud, willful neglect or default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out their functions unless that liability arises through the actual fraud, willful neglect or default of such director, agent or officer.

We have also entered into indemnification agreements with our directors, executive officers and certain other employees under which we have agreed to indemnify each such person and hold them harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which they have been made a party or in which they became involved by reason of the fact that they are or were our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Listing

Our ordinary shares are listed on The NASDAQ Global Select Market under the symbol “SGH.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Cayman Islands Data Protection

We have certain duties under the Data Protection Law, 2017 of the Cayman Islands (the "DPL") based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPL ("personal data").

In the following discussion, the "Company" refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organisational information security measures designed to protect against unauthorised or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterised as a "data controller" for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our "data processors" for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder's investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Noteholder's Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)	where this is necessary for the performance of our rights and obligations under any purchase agreements;
(ii)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or
(iii)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipates disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorised affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

We and our duly authorised affiliates and/or delegates shall apply appropriate technical and organisational information security measures designed to protect against unauthorised or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.